SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 11, 2015 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. Entry into a Material Definitive Agreement Merger Agreement.

On February 11, 2015, Radio One, Inc. (the "Company"), by and through its wholly owned subsidiary, Radio One Cable Holdings, Inc. ("ROCH" and, together with the Company, "Radio One") entered into a Unit Purchase Agreement (the "Purchase Agreement") with TV One, LLC ("TV One") and Comcast Programming Ventures V, LLC ("Comcast") providing for ROCH's acquisition of all of Comcast's membership interest in TV One (the "Comcast Buyout"). Upon completion of the Comcast Buyout, Radio One will own approximately 99.6% percent of the membership interests of TV One after giving effect to certain membership interests held by employees. The purchase price for the Comcast interest will be based upon a Five Hundred and Fifty Million Dollars ($550,000,000) enterprise valuation, subject to adjustment as provided in the agreement. As Comcast's interest in TV One is approximately 47.5%, the effective purchase price will be approximately Two Hundred and Twenty Million Dollars ($220,000,000). Completion of the Comcast Buyout is subject to customary closing conditions as well as Radio One having received debt, equity and/or other financing sufficient to consummate the transaction on terms and conditions acceptable to Radio One (the "Required Financing"). The Agreement may be terminated, (i) at any time, by mutual written agreement of Radio One and Comcast; (ii) by Radio One, if its Board of Directors in the exercise of its fiduciary duties concludes that the Required Financing is not available on commercially reasonable terms and conditions; or (iii) by written notice by either Radio One or Comcast to the other parties, at any time after June 30, 2015, if the closing shall not have occurred on or prior to such date.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is being filed as Exhibit 2.1 hereto and is incorporated herein by reference.

The Purchase Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, ROHC, TV One, Comcast or their respective subsidiaries and affiliates. The Purchase Agreement contains representations, warranties and/covenants by Radio One, ROCH and TV One, on the one hand, and by Comcast, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are delivered by each party in connection with the signing of the Purchase Agreement. Moreover, certain representations and warranties in the Purchase Agreement are made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the Company and ROCH, on the one hand, and Comcast on the other hand. Accordingly, the representations and warranties in the Purchase Agreement should not be relied on by any persons as characterizations of the actual state of facts about the Company at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in Radio One's or Comcast's public disclosures.

ITEM 2.02. Results of Operations and Financial Condition.

The Company also issued a press release setting forth the results for its quarter ended December 31, 2014. A copy of the press release is attached as Exhibit 99.1.

ITEM 8.01. Other Events.

Simultaneously upon execution of the Purchase Agreement, Comcast Cable Communication, LLC (an affiliate of Comcast) and TV One also entered into a multi-year extension of their previous affiliation agreement ("Affiliation Agreement Amendment") regarding the distribution of the television programming service of TV One.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
2.1	Unit Purchase Agreement.
99.1	Press release dated February 12, 2015: Radio One, Inc. Reports Fourth Quarter Results.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

February 12, 2015

Peter D. Thompson
Chief Financial Officer and Principal
Accounting Officer

**UNIT PURCHASE AGREEMENT**

This is a Unit Purchase Agreement (the "Agreement") dated as of this 11th of February, 2015 by and among RADIO ONE CABLE HOLDINGS, LLC, a Delaware limited liability company ("Radio One"), TV ONE, LLC, a Delaware limited liability company (the "Network"), and COMCAST PROGRAMMING VENTURES V, LLC ("Comcast"), and relates to that certain Second Amended and Restated Limited Liability Company Operating Agreement of TV One, LLC (as amended, the "Operating Agreement") dated December 28, 2004 by and among the parties hereto. Terms used herein with initial capital letters that are defined in the Operating Agreement shall have the meanings set forth therein.

WHEREAS, Comcast and Radio One, along with the holders of Class D Common Units, are the only members of the Network.

WHEREAS, as of the date hereof, the outstanding capitalization of the Network is as follows:

	Radio One	Comcast	Employees
Series A Preferred Units	14,800,000	3,000,000	-0-
Class B Common Units	-0-	13,565,217	-0-
Class C Common Units	3,391,304	-0-	-0-
Class D Common Units	-0-	-0-	126,343

Herein, all of the Series A Preferred Units and Class B Common Units held by Comcast are herein referred to as the "Comcast Units."

WHEREAS, the parties hereto have entered into this Agreement to provide for the purchase by Radio One of all of the Comcast Units held by Comcast.

WHEREAS, simultaneously upon execution of this Agreement, Comcast Cable Communication, LLC (an affiliate of Comcast and herein referred to as "CCCLLC") and the Network entered into that certain Amendment (the "Concurrent Amendment") dated as of the date hereof to the Affiliation Agreement dated as of July 18, 2003, as heretofore amended, regarding the distribution and reception of the television programming service of the Network (herein, the Affiliation Agreement as so amended including the Concurrent Amendment is referred to as the "Amended Carriage Agreement") and the parties hereto have approved and entered into that certain Amendment No. 16 to the Operating Agreement, which execution and delivery of the Concurrent Amendment and such Amendment No. 16 being integral to and to the essence of the transactions contemplated by this Agreement.

NOW THEREFORE, intending to be legally bound hereby, the parties hereto have agreed as follows:

1. Sale and Purchase of Comcast Units.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (as hereinafter defined), Comcast agrees to sell to Radio One, and Radio One agrees to purchase, the Comcast Units.

(b) The aggregate consideration to be paid by Radio One to Comcast for the purchase of all of the Comcast Units shall equal the Purchase Price, determined in accordance with Section 2 hereof (the "Purchase Price"). The Purchase Price shall be paid by Radio One in the manner set forth in Section 3 hereof.

(c) As a result of the transactions set forth in this Agreement, after the Closing, (i) Comcast shall cease to be a Member of the Network and will cease to have any membership or ownership interest in the Network, and (ii) Comcast shall no longer be a party to the Operating Agreement, the Buy/Sell Agreement, the Radio One Change of Control Agreement or any other understanding, agreement or document (other than the Amended Carriage Agreement) incorporated into or executed in connection with the Operating Agreement (collectively, the "Network Agreements"), and the Buy/Sell Agreement and the Radio One Change of Control Agreement (and, as to Comcast, such other understandings, agreements or documents, other than the Amended Carriage Agreement) shall terminate automatically in accordance with the terms thereof, and neither Comcast nor any of its Affiliates shall have any further obligation or liability under any such Network Agreement.

2. Purchase Price.

(a) The Purchase Price for the Comcast Units shall be calculated by first determining the sum of the following (the "Closing Date Value"):

(i) Five Hundred and Fifty Million Dollars ($550,000,000);

(ii) plus the total Closing Date Current Assets (as hereinafter defined) of the Network;

(iii) plus the Closing Date Investment Assets (as hereinafter defined) of the Network; and

(iv) minus the Closing Date Total Liabilities (as hereinafter defined) of the Network.

The Purchase Price for the Comcast Units shall equal the amount of proceeds that Comcast would receive if the Network were liquidated on the Closing Date (as hereinafter defined) and the Closing Date Value were allocated among the Members of the Network in accordance with Section 9.3 of the Operating Agreement. Exhibit A hereto provides an example of the calculation of the Closing Date Value, based on the assumptions set forth herein, and the Purchase Price for the Comcast Units determined in accordance with Section 9.3 of the Operating Agreement (assuming the entire Closing Date Value was "Net Proceeds from a Sale Transaction" under the Operating Agreement and there were no additional costs incurred by the Network other than any costs included in the calculation of Closing Date Value).

(b) At least three (3) but no more than five (5) Business Days prior to the Closing Date, the Network shall deliver to Comcast a written statement reasonably acceptable to Comcast (the "Closing Date Statement") setting forth its good faith estimate of the Purchase Price (the "Estimated Purchase Price"), including its good faith estimate of (i) the Closing Date Current Assets (the "Estimated Current Assets"), (ii) the Closing Date Investment Assets (the "Estimated Investment Assets") and (iii) Closing Date Total Liabilities ("Estimated Total Liabilities"), based upon the most recent ascertainable financial information of the Network, which estimates shall be accompanied by such schedules and data as may be appropriate to support such estimates to the reasonable satisfaction of Comcast. Comcast shall have the opportunity to review all materials and information used by the Network in preparing such estimates, and the Network shall make available such personnel as are reasonably necessary to assist Comcast in its review of such estimates.

(c) For purposes hereof, the following terms shall have the following meanings:

"Closing Date Current Assets" means on a consolidated basis for the Network, as of the Closing Date, all current assets of the Network, including without limitation the following current assets of the Network: cash and cash equivalents, inventory, intercompany receivables (less applicable reserves), accounts receivable (less applicable reserves), prepaid expenses, short-term investments and other current assets and receivables reflected on the books of account of the Network, but excluding all deferred tax assets of the Network, in each case calculated in accordance with U.S. generally accepted accounted principles ("GAAP") as applied by the Network on a basis consistent with past practice.

"Closing Date Total Liabilities" means on a consolidated basis for the Network, as of the Closing Date, (a) accounts payable, (b) accrued expenses, and (c) all other obligations and indebtedness (i) for borrowed money, (ii) evidenced by a note, bond, debenture or similar instrument, (iii) created or arising under any capital lease, conditional sale, earn out or other arrangement for the deferral of purchase price of any property, (iv) under letters of credit, banker's acceptances or similar credit transactions except to the extent undrawn, (v) under any interest rate and currency protection agreement (including any swaps, forward contracts, caps, floors, collars and similar agreements) and commodity swaps, forward contracts and similar agreements, (vi) for interest on any of the foregoing, (vii) inter-company obligations to Radio One or any of its Affiliates including without limitation obligations arising under the Network Services Agreement and the Advertising Services Agreement or relating to One Solution, New York City rent, CVC commission, and insurance charges; and/or (viii) for any premiums, prepayment or termination fees, expenses or breakage costs due upon prepayment of any of the foregoing, in each case calculated in accordance with GAAP as applied by the Network on a basis consistent with past practice; provided, however, there shall be excluded from Closing Date Total Liabilities (x) any liability relating to the outstanding Class D Common Units, (y) any deferred tax liabilities and (z) any additional liabilities, if any, incurred by the Network (A) in connection with the Required Financing (as hereafter defined), (B) as prepayment penalties or contract breakage costs associated with the transactions contemplated by this Agreement or associated with the Required Financing, or (C) as a guarantor of any liability or indebtedness of Radio One or its Affiliates.

"Closing Date Investment Assets" means on a consolidated basis as of the Closing Date the fair market value of all investment assets held by the Network (other than short-term investments included in the calculation of Closing Date Current Assets), including, without limitation any and all amounts held in the accounts of the Network (including, but not limited to, the Network's accounts at UBS and Bank of America), but only to the extent such amounts are not duplicative of amounts reflected in Closing Date Current Assets, in each case calculated in accordance with GAAP as applied by the Network on a basis consistent with past practices.

"Purchase Price Percentage" equals 47.488%, the percentage obtained by dividing the number of Comcast Units outstanding at the Closing divided by the total number of Units outstanding as of the Closing.

3. Closing.

(a) Subject to the prior satisfaction of the conditions to Closing set forth in Section 10, the consummation of the purchase by Radio One of the Comcast Units (the "Closing") will take place at 10:00 a.m. at the offices of Network on or before June 30, 2015, on a Business Day as designated in writing by Radio One at least five (5) Business Days prior to the designated date for Closing (the "Closing Date"), unless another date or place is agreed to in writing by Radio One and Comcast.

(b) Subject to the terms and conditions set forth in this Agreement, the parties hereto shall take the following actions or make the following deliveries on the Closing Date:

(i) Radio One shall:

(A) pay to Comcast, by wire transfer of immediately available funds to the account designated by Comcast, an amount in cash equal to the Estimated Purchase Price less $11,872,030;

(B) cause to be delivered to Comcast a note of Radio One, Inc., the parent of Radio One (the "Parent") in the form attached hereto as <u>Exhibit B</u> (the "Note") in the principal amount of $11,872,030;

(C) execute and deliver the Assignment and Assumption Agreement in the form attached hereto as <u>Exhibit C</u> (the "Assignment and Assumption Agreement");

(D) have received evidence that CCCLLC and the Network have executed and delivered the Amendment to and Affirmation of the Amended Carriage Agreement in the form mutually agreed to by the parties as of the date hereof (the "Carriage Agreement Amendment") and

(E) deliver to Comcast a certificate (the "Closing Certificate") executed by duly authorized executive officers of each of Radio One and the Network certifying that (A) Radio One or Parent has obtained the Required Financing in an amount sufficient to consummate the transactions contemplated by this Agreement and that the consummation of the transactions contemplated by this Agreement (including the execution and delivery of the Note (as defined below) by the Network, the execution and delivery at Closing of the other documents and agreements attached as Exhibits hereto, and the performance by Parent, Radio One and the Network of their obligations under this Agreement, the Note and such other documents and agreements) will not violate or cause a breach or default (with or without the passage of time or the giving of notice) under the agreements, documents and other instruments entered into by Radio One, the Network and their Affiliates in connection with the Required Financing, and (B) the conditions to the obligations of Comcast set forth in <u>Section 10(c)(i)</u> through <u>(iii)</u> have been satisfied, such certificate to be in form and substance satisfactory to Comcast.

(ii) The Network shall:

(A) execute and deliver to Comcast the Closing Certificate; and

(B) execute and deliver to Comcast (on behalf of CCCLLC) the Carriage Agreement Amendment.

(iii) Comcast (or CCCLLC in the case of item (C), below) shall execute and deliver to Radio One and the Network the following:

(A) the Assignment and Assumption Agreement;

(B) the Cross Receipt and Acknowledgment Agreement in the form attached hereto as <u>Exhibit D</u> (after receipt of an executed copy thereof by Radio One and the Network);

(C) the Carriage Agreement Amendment; and

(D) a resignation letter from Comcast's designee to the Board of Managers of the Network.

4. <u>Post-Closing Calculation of Final Purchase Price; Adjustment of Payments</u>.

(a) Within sixty (60) days after the Closing Date, the Network shall cause the Network's regularly engaged accounting firm (the "Network Accounting Firm") to prepare and deliver to Comcast a statement (the "Purchase Price Adjustment Statement") setting forth its determination of the (i) Closing Date Current Assets, (ii) Closing Date Investment Assets, and (iii) Closing Date Total Liabilities, together with such schedules and data as may be appropriate to support such calculations. Each party shall provide the other party and its representatives with reasonable access to the business records of the Network and relevant personnel and properties during the preparation of the Purchase Price Adjustment Statement and the resolution of any disputes that may arise under this <u>Section 4</u>.

(b) If Comcast disagrees with the determination of one or more items set forth on the Purchase Price Adjustment Statement, Comcast shall notify Radio One in writing of such disagreement within thirty (30) days after delivery of the Purchase Price Adjustment Statement to Comcast, which notice shall describe the nature of any such disagreement in reasonable detail, identify the specific items involved and the dollar amount of each such disagreement and provide reasonable supporting documentation for each such disagreement (the "Objection Disputes"). After the end of such thirty (30) day period, Comcast may not introduce additional Objection Disputes or increase the amount of any Objection Dispute, and any item not so identified shall be deemed to be agreed to by Comcast and will be final and binding upon the parties to this Agreement. During the thirty (30) day period of its review, Comcast shall have reasonable access to any documents, schedules or work papers used in the preparation of the Purchase Price Adjustment Statement. The failure of Comcast to deliver written notice of an Objection Dispute to Radio One within thirty (30) days after delivery of the Purchase Price Adjustment Statement to Comcast shall be deemed acceptance of the Purchase Price Adjustment Statement and agreement to the Network's determination of the items set forth on the Purchase Price Adjustment Statement delivered by the Network to Comcast.

(c) Subject to Section 4(b), Comcast and Radio One shall negotiate in good faith to resolve any Objection Dispute and any resolution agreed to in writing by Comcast and Radio One shall be final and binding upon the parties. If Comcast and Radio One are unable to resolve all Objection Disputes within twenty (20) days of delivery of written notice of such Objection Disputes by Comcast to Radio One, then Comcast and Radio One may continue to negotiate in good faith to reduce such disputes or at any time thereafter, at either Comcast's or Radio One's election, the disputed matters may be referred for final determination to PricewaterhouseCoopers, LLC (the "Accounting Arbitrator"). If such firm is unable to serve, each of Comcast and Radio One shall propose an Accounting Arbitrator from an accounting firm of national standing that is not the independent auditor of either Comcast or Radio One (or their respective Affiliates). If Comcast and Radio One are unable to agree upon an Accounting Arbitrator within such time period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by mutual agreement of the respective independent auditors of each of Radio One and Comcast; provided, that the definitive Accounting Arbitrator shall not be the independent auditor of either Comcast or Radio One (or their respective Affiliates). The Accounting Arbitrator shall only consider those items and amounts set forth on the Purchase Price Adjustment Statement as to which Comcast and Radio One have disagreed within the time periods and amounts and on the terms specified in Section 4(b) and this Section 4(c) and must resolve all unresolved Objection Disputes in accordance with the terms and provisions of this Agreement. The Accounting Arbitrator shall deliver to Comcast and Radio One, as promptly as practicable and in any event within thirty (30) days after its appointment, a written report setting forth the resolution of any unresolved Objection Disputes determined in accordance with the terms herein. In preparing its report, the Accounting Arbitrator shall not assign a value to any item subject to an Objection Dispute greater than the greatest value for such item as submitted by either Comcast or Radio One or less than the smallest value for such item as submitted by either Comcast or Radio One and shall base its determination solely on presentations and supporting material provided by the parties and not pursuant to any independent review and may not impose an alternative resolution. Such report shall be final and binding upon all of the parties to this Agreement. Upon the agreement of Comcast and Radio One or the decision of the Accounting Arbitrator or if Comcast fails to deliver written notice of disagreement to Radio One within the thirty (30) day period provided in Section 4(b), the Purchase Price Adjustment Statement and the items set forth thereon, as adjusted if necessary pursuant to the terms of this Section 4, shall be deemed to be final and binding on the parties to this Agreement. The fees, costs and expenses of the Accounting Arbitrator shall be allocated evenly between Comcast and Radio One.

(d) In the event that (A) the sum of (i) the Closing Date Current Assets, plus (ii) Closing Date Investment Assets, minus (iii) Closing Date Total Liabilities, (such sum, as finally determined pursuant to this Section 4, the "Final Closing Calculation Amount") is greater than (B) the sum of (i) the Estimated Current Assets, plus (ii) Estimated Investment Assets, minus (iii) Estimated Date Total Liabilities, (such sum, the "Estimated Calculation Amount"), Radio One shall pay Comcast an amount equal to the (i) difference between the Final Closing Calculation Amount and the Estimated Calculation Amount, (ii) multiplied by the Purchase Price Percentage, (iii) plus interest on the product of (i) and (ii) calculated at LIBOR plus two (2) percent from the date of Closing through the date of such payment. Such payment shall be paid within five (5) Business Days after the final determination of the Purchase Price Adjustment Statement pursuant to this Section 4 by wire transfer of immediately available funds to the account designated by Comcast.

(e) In the event that the Estimated Calculation Amount is greater than the Final Closing Calculation Amount, Comcast shall pay to Radio One an amount equal to (i) the difference between the Estimated Calculation Amount and the Final Closing Calculation Amount, (ii) multiplied by the Purchase Price Percentage, (iii) plus interest on such amount calculated at LIBOR plus two (2) percent from the date of Closing through the date of such payment. Such payment shall be paid within five (5) Business Days after the final determination of the Purchase Price Adjustment Statement pursuant to this Section 4 by wire transfer of immediately available funds to the account designated by Radio One.

(f) The parties hereto agree to treat any payment made pursuant to this Section 4 as an adjustment to the purchase price for federal, state, local and foreign income tax purposes, except as otherwise required by applicable law.

5. Representations and Warranties of Radio One and the Parent. Radio One and the Parent hereby represent and warrant to Comcast, effective as of the date hereof and as of the Closing Date, as follows:

(a) Each of Radio One and the Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation, has all organizational or corporate powers to carry on its business as now conducted and, except as would not have a material adverse effect on the ability of Radio One or the Parent to consummate the transactions contemplated by this Agreement, has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

(b) This Agreement has been executed by a duly authorized officer on behalf of each of Radio One and the Parent, and the execution, delivery and performance hereof by each of Radio One and the Parent have been duly authorized by all required limited liability company, corporate and/or other action.

(c) Each of Radio One and the Parent have full power and authority to enter into this Agreement (and to enter into the other agreements and instruments to be executed and delivered by Radio One and/or the Parent at Closing pursuant to this Agreement) and to consummate the transactions contemplated hereby (and thereby), and the execution and delivery by each of Radio One and the Parent of, and the performance by each of Radio One and the Parent of their respective obligations under, this Agreement and the Note (and such other agreements and instruments to be entered into at Closing) will result in valid and legally binding obligations of Radio One and the Parent, enforceable against each of Radio One and the Parent in accordance with the respective terms and provisions hereof (and thereof), subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity.

(d) The execution and delivery by Radio One and Parent of, and the performance by Radio One and Parent of their respective obligations under, this Agreement and the Note (and the other agreements and instruments to be executed and delivered by Radio One, the Network or the Parent at Closing pursuant to this Agreement) (i) does not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any governing instrument of Radio One or the Parent, (B) (1) any note, credit agreement, mortgage, indenture or other evidence of indebtedness, or any lease or other agreement or understanding, or (2) any license, permit or franchise, in either case to which Radio One or the Parent or any of their Affiliates is a party or by which it (or any such Affiliate) is bound or to which any of its (or its Affiliates) properties or assets are subject, (ii) does not require any authorization or approval under or pursuant to any of the instruments, agreements, documents or matters set forth in (A) or (B) above (other than such authorizations or approvals which have been obtained on or prior to the date hereof), or (iii) does not violate, in any material respect, any statute, regulation, law, order, injunction or decree to which Radio One, the Parent or any of their Affiliates is subject.

(e) The Note, when executed and delivered at Closing, (i) will be a valid legally binding obligation of the Parent, enforceable against the Parent in accordance with its terms and provisions, subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws effecting the rights and remedies of creditors generally and of general principles of equity, and (ii) will not cause a material adverse effect on the ability of the Network, Radio One or the Parent to carry on their businesses as now conducted and as proposed to be conducted.

(f) There is no litigation, investigation or other proceeding pending or, to the knowledge of Radio One or the Parent, threatened, against Radio One, the Network or the Parent which, if adversely determined, would adversely affect Radio One's, the Network's or the Parent's ability to perform its obligations under this Agreement (or under any of the agreements and instruments to be executed and delivered by Radio One, the Parent or the Network at Closing pursuant to this Agreement).

(g) No consent, approval or authorization of, or filing, registration or qualification with, any court or governmental authority is required on the part of Radio One or the Parent for the execution and delivery of this Agreement (and the other agreements and instruments to be executed and delivered by Radio One, the Parent or the Network at Closing pursuant to this Agreement) or the performance by Radio One, the Parent or the Network of its obligations hereunder (or thereunder), other than such consents, approvals, authorizations, filings, registrations or qualifications that have already been obtained.

(h) No fee is due to any broker, finder, consultant, advisor or professional in the capacity of a broker or finder in connection with this Agreement or the transactions contemplated hereby.

(i) As of the Closing Date, Radio One and the Parent (i) shall have obtained the Required Financing, (ii) shall have sufficient liquid assets to consummate the transactions contemplated by this Agreement, and (iii) shall have taken (or shall have caused one of its Affiliates to take) whatever actions are necessary to ensure that the Note will be *pari passu* with, and not junior or subordinated in right of payment to (A) any obligations under, the 9.25% Notes and/or the Indenture (each, as defined in the Note), or (B) any other obligation, liability or indebtedness of Radio One, the Parent or their respective Affiliates, other than the senior secured credit facility or other secured financing arrangements entered into by Radio One and/or the Parent and their respective Affiliates in connection with the Required Financing.

6. Representations and Warranties of Network. The Network hereby represents and warrants to Comcast, effective as of the date hereof and as of the Closing Date, as follows:

(a) The Network is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all organizational powers to carry on its business as now conducted and, except as would not have a material adverse effect on the Network's ability to consummate the transactions contemplated by this Agreement, has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

(b) This Agreement has been executed by a duly authorized officer on behalf of the Network, and the execution, delivery and performance hereof by the Network have been duly authorized by all required limited liability company and other action.

(c) The Network has full power and authority to enter into this Agreement (and to enter into the other agreements and instruments to be executed and delivered by the Network at Closing pursuant to this Agreement), and the execution and delivery by the Network of, and the performance by the Network of its obligations under, this Agreement (and such other agreements and instruments) will result in valid and legally binding obligations of the Network, enforceable against the Network in accordance with the respective terms and provisions hereof (and thereof), subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity.

(d) The execution and delivery by the Network of, and the performance by the Network of its obligations under, this Agreement (and the other agreements and instruments to be executed and delivered by the Network at Closing pursuant to this Agreement) (i) does not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any governing instrument of the Network, (B) (1) any note, credit agreement, mortgage, indenture or other evidence of indebtedness, or any lease or other agreement or understanding, or (2) any license, permit or franchise, in either case to which the Network is a party or by which it is bound or to which any of its properties or assets are subject, (ii) does not require any authorization or approval under or pursuant to any of the instruments, agreements, documents or matters set forth in (A) or (B) above (other than such authorizations or approvals which have been obtained on or prior to the date hereof), or (iii) does not violate, in any material respect, any statute, regulation, law, order, injunction or decree to which the Network is subject.

(e) There is no litigation, investigation or other proceeding pending or, to the Network's knowledge, threatened, against the Network which, if adversely determined, would adversely affect the Network's ability to perform its obligations under this Agreement (or under any of the other agreements and instruments to be executed and delivered by the Network at Closing pursuant to this Agreement).

(f) No consent, approval or authorization of, or filing, registration or qualification with, any court or governmental authority is required on the part of the Network for the execution and delivery of this Agreement (and the other agreements and instruments to be executed and delivered by the Network at Closing pursuant to this Agreement) or the performance by the Network of its obligations under this Agreement (or such other agreements or instruments), other than such consents, approvals, authorizations, filings, registrations or qualifications that have already been obtained.

(g) No fee is due to any broker, finder, consultant, advisor or professional in the capacity of a broker or finder in connection with this Agreement or the transactions contemplated hereby.

7. Representations and Warranties of Comcast. Comcast hereby represents and warrants to Radio One, the Parent and the Network, effective as of the date hereof and as of the Closing Date, as follows:

(a) Comcast is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, has all organizational powers to carry on its business as now conducted and, except as would not have a material adverse effect on Comcast's ability to consummate the transactions contemplated by this Agreement, has all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

(b) This Agreement has been executed by a duly authorized officer on behalf of Comcast and the execution, delivery and performance hereof by Comcast has been duly authorized by all required limited liability company and other action.

(c) Comcast has full power and authority to enter into this Agreement (and the other agreements and instruments to be executed and delivered by Comcast at Closing pursuant to this Agreement) and to consummate the transactions contemplated hereby (and thereby), and the execution and delivery by Comcast of, and the performance by Comcast of its obligations under, this Agreement (and such other agreements and instruments) will result in valid and legally binding obligations of Comcast, enforceable against Comcast in accordance with the respective terms and provisions hereof (and thereof), subject to the effect of bankruptcy, insolvency, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally and of general principles of equity.

(d) The execution and delivery by Comcast of, and the performance by Comcast of its obligations under, this Agreement (and the other agreements and instruments to be executed and delivered by Comcast at Closing pursuant to this Agreement) (i) does not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any governing instrument of Comcast, (B) (1) any note, credit agreement, mortgage, indenture or other evidence of indebtedness, or any lease or other agreement or understanding, or (2) any license, permit or franchise, in either case to which Comcast is a party or by which it is bound or to which any of its properties or assets are subject, (ii) does not require any authorization or approval under or pursuant to any of the matters set forth in (A) or (B) above (other than such authorizations or approvals which have been obtained on or prior to the date hereof), or (iii) does not violate, in any material respect, any statute, regulation, law, order, injunction or decree to which Comcast is subject.

(e) There is no litigation, investigation or other proceeding pending or, to Comcast's knowledge, threatened, against Comcast which, if adversely determined, would adversely affect Comcast's ability to perform its obligations under this Agreement (or the other agreements and instruments to be executed and delivered by Comcast at Closing pursuant to this Agreement).

(f) No consent, approval or authorization of, or filing, registration or qualification with, any court or governmental authority is required on the part of Comcast for the execution and delivery of this Agreement (or the other agreements and instruments to be executed and delivered by Comcast at Closing pursuant to this Agreement) or the performance by Comcast of its obligations under this Agreement (or such other agreements and instruments), other than such consents, approvals, authorizations, filings, registrations or qualifications which have been obtained on or prior to the date hereof.

(g) Comcast has the right to sell and assign the Comcast Units to Radio One pursuant to this Agreement.

(h) Comcast holds good and marketable title to the Comcast Units as of the date hereof.

(i) The Comcast Units being transferred to Radio One are, and at Closing will be, free and clear of any and all liens, encumbrances and interests or rights of other persons (except as provided in the Operating Agreement).

8. Survival of Representations and Warranties. All representations and warranties made by Radio One and the Parent in Section 5 hereof, the Network in Section 6 hereof and Comcast in Section 7 hereof shall survive the execution and delivery of this Agreement and the Closing hereunder.

9. Certain Covenants.

(a) Financing. The Parent, Radio One and the Network shall use their commercially reasonable efforts to diligently and in good faith pursue and obtain the Required Financing prior to June 30, 2015. The Parent, Radio One and the Network shall take (or shall have caused any one of their respective Affiliates to take) whatever actions are necessary to ensure that as of Closing the Note will be (and will remain following Closing until full satisfaction of the Note) pari passu with, and not junior or subordinated in right of payment or priority to (A) any obligations under, the 9.25% Notes and/or the Indenture (each, as defined in the Note), or (B) any other obligation, liability or indebtedness of the Parent or its Affiliates, other than the senior secured credit facility or other secured financing arrangements entered into by the Parent and its Affiliates in connection with the Required Financing.

(b) Insurance. For a period of no less than six (6) years following the Closing, Radio One shall cause the Network to (i) maintain (at its expense) the Network's current directors and officers and employment practices liability insurance policy (or a substitute policy with the same coverage (*e.g.*, limits, deductibles, etc.) as the current policies), and (ii) expressly name each designee of Comcast (past and present) to the Board of Managers of the Network as additional insureds thereunder. The Network shall deliver to Comcast original certificates of insurance evidencing such insurance policies at Closing and thereafter at Comcast's request from time to time, which certificates of insurance shall (x) be signed by an authorized agent of the applicable insurance company, (y) provide that not less than sixty (60) days prior written notice of cancellation is to be given to Comcast prior to cancellation, and (z) state that such insurance policies are primary and non-contributing to any insurance maintained by Comcast or its Affiliates.

(c) Confidentiality; Public Announcements. The terms and conditions of this Agreement and the transactions contemplated hereby are to be treated by the parties as strictly confidential, and the parties shall consult with each other and mutually agree before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with or rule of any national securities exchange or association, will not issue any such press release or make any such public statement without each other party's prior written consent. Notwithstanding the foregoing, Comcast's obligations under this paragraph (c) to keep information confidential and not to make any public release or public statement shall not be deemed to be breached by any disclosure by an Affiliate of Comcast that is engaged in the business of disseminating news and information if any such information is released or statement made in the ordinary course of business of any such Affiliate.

(d) Tax Matters. All transfer, documentary, sales, use, stamp, registration and other such taxes and fees (including any penalties and interest) incurred in connection with the transfer of Comcast Units hereunder ("Transfer Taxes") shall be borne by Radio One. Section 10.2 of the Operating Agreement shall continue to apply for each Taxable Year (or portion thereof) ending on or before the Closing Date. Tax returns for all such Taxable Years shall be prepared in a manner consistent with past practices (except as may otherwise be required due to a change in applicable law).

10. Conditions to Closing.

(a) Applicable to All Parties. The obligations of the parties to consummate the transactions contemplated by this Agreement are subject to the condition that no federal, state or local governmental body or agency or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order or notice (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the transactions contemplated by this Agreement.

(b) Applicable to Radio One. The obligations of Radio One to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Radio One):

(i) The representations and warranties of Comcast in this Agreement shall be true and correct in all respects as of the date when made and as of the Closing Date.

(ii) Comcast shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be so performed or complied with by Comcast at or prior to the Closing.

(iii) Radio One and the Network shall have received from Comcast and CCCLLC the deliveries contemplated by Section 3(b) hereof.

(iv) Radio One shall have received debt, equity and/or other financing sufficient to consummate the transactions contemplated hereby on terms and conditions acceptable to Radio One in its sole discretion (the "Required Financing").

(c) Applicable to Comcast. The obligations of Comcast to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Comcast):

(i) The representations and warranties of the Parent, Radio One and the Network shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date.

(ii) The Parent, Radio One and the Network shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be so performed or complied with by the Parent, Radio One and the Network at or prior to the Closing.

(iii) Comcast shall have received from the Parent, Radio One and the Network the deliveries contemplated by Section 3(b) hereof.

11. Release. (a) Effective immediately as of the Closing, Comcast, for itself and on behalf of its affiliates, hereby irrevocably waives, releases and discharges Radio One and the Network each of their respective current and former affiliates, and each current or former officer, director, manager, employee, agent and representative of any of the foregoing, from any and all claims of, or liabilities and obligations to, Comcast or any of its affiliates of any kind or nature whatsoever relating, directly or indirectly, to (i) Comcast being a member of the Network, including any rights under applicable law that arise from Comcast having had the right to appoint one or more designees to the board of managers of the Network, (ii) any actions or omissions of Comcast's designee to the board of managers of the Network, and/or (iii) Comcast's rights under any Network Agreement (including, for purposes of this Section 11(a), the Network Services Agreement, and the Advertising Services Agreement), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, or otherwise at law or in equity; provided that the foregoing waiver, release and discharge shall not apply in respect of (A) any claim, liability or obligation arising under this Agreement, the Note, the Amended Carriage Agreement or the Carriage Agreement Amendment (or any other agreement or instrument entered into at Closing by Comcast pursuant to this Agreement), or (B) any rights that Comcast or its Affiliates (or its designee to the board of managers of the Network) have to indemnification, exculpation, expense reimbursement or similar rights or claims under the Operating Agreement or under applicable law as a Member (or member of the Board of Managers) of the Network.

(b) Effective immediately as of the Closing, each of the Parent, Radio One and the Network, for itself and on behalf of its respective affiliates, hereby irrevocably waives, releases and discharges Comcast, its current and former affiliates and each current or former officer, director, manager, employee, agent and representative of any of the foregoing (including any designated representative of Comcast to the board of managers of the Network), from any and all claims of, or liabilities and obligations to, the Parent, Radio One or the Network or any of their respective affiliates of any kind or nature whatsoever (including in respect of rights of contribution or indemnification) relating, directly or indirectly, to (i) Comcast being a Member of the Network, including any rights under applicable law that arise from Comcast having had the right to appoint one or more designees to the board of managers of the Network, (ii) any actions or omissions of Comcast's designee to the Board of Managers of the Network, and/or (iii) Comcast's (or any Affiliate of Comcast's) liabilities or obligations under any Network Agreement (or any other understanding, agreement or document incorporated into or executed in connection with the Operating Agreement), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, or otherwise at law or in equity; provided that the foregoing waiver, release and discharge shall not apply in respect of any claim, liability or obligation arising under this Agreement, the Note, the Amended Carriage Agreement or the Carriage Agreement Amendment (or any other agreement or instrument entered into by Parent, Radio One or the Network at Closing pursuant to this Agreement).

12. Indemnification.

(a) Comcast agrees to, and hereby does, indemnify, defend and hold Radio One and the Network harmless of, from and against any and all loss, cost, expense, liability, damages, actions, causes of action, demands or claims arising out of or in connection with (i) any breach of Comcast's representations and warranties contained in Section 7; or (ii) any breach of any covenant or agreement on the part of Comcast under this Agreement (or any other agreement or instrument).

(b) The Parent and Radio One each agrees to, and hereby does, indemnify, defend and hold Comcast harmless of, from and against any and all loss, cost, expense, liability, damages, actions, causes of action, demands or claims arising out of or in connection with (i) any breach of any representation or warranty made by Parent, Radio One in Section 5 or the Network in Section 6; (ii) any breach of any covenant or agreement on the part of the Parent, Radio One or the Network under this Agreement (or any other agreement or instrument (including the Note) to be entered into by the Parent, Radio One or the Network at Closing pursuant to this Agreement) and (iii) the operations of the Network, including any action or activity (or inaction or omission) of Radio One or the Network (whether or not such action activity (or inaction or omission) was authorized by the Board of Managers of the Network), whether such operations, action or activity (or inaction or omission) occurred prior to, on or following the Closing.

(c) The Network agrees to, and hereby does, indemnify, defend and hold Comcast harmless of, from and against any and all loss, cost, expense, liability, damages, actions, causes of action, demands or claims arising out of or in connection (i) any breach of any representation or warranty made by the Network in Section 6; (ii) any breach of any covenant or agreement on the part of the Network under this Agreement or the Note (or any other agreement or instrument to be entered into by the Network at Closing pursuant to this Agreement); and (iii) the operations of the Network, including any action or activity (or inaction or omission) of the Network (whether or not such action activity (or inaction or omission) was authorized by the Board of Managers of the Network), whether such operations, action or activity (or inaction or omission) occurred prior to or following the Closing.

13. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

(a) At any time, by mutual written agreement of Radio One and Comcast;

(b) by Radio One, if the Board of Directors of the Parent in the exercise of its fiduciary duties to the shareholders of the Parent has concluded that the Required Financing is not available on commercially reasonable terms and conditions; or

(c) by written notice by either Radio One or Comcast to the other parties, at any time after June 30, 2015, if the Closing shall not have occurred on or prior to such date.

In the event of the termination of this Agreement under this Section 13, no party hereto shall have any obligation or liability to the other parties hereto as a result of such termination; provided that nothing shall relieve a defaulting or breaching party from any liability or damages resulting out of its breach of any provision of this Agreement.

14. Governing Law. This Agreement shall be construed in accordance with and governed exclusively by the laws of the State of Delaware (without giving effect to any conflicts or choice of law provisions that would cause the application of the domestic substantive laws of any other jurisdiction).

15. Notices. All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be given in accordance with Section 19.9 of the Operating Agreement.

16. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

17. Consent to Exclusive Jurisdiction of the Courts of Delaware.

(a) Each of the parties hereto hereby consents to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, for the purpose of any suit, action or other proceeding arising out of or in connection with this Agreement or any of the transactions contemplated hereby, including, without limitation, any proceeding relating to ancillary measures in aid of arbitration, provisional remedies and interim relief, or any proceeding to enforce any arbitral decision or award.

(b) Each of the parties hereto hereby expressly waives any and all rights to bring any suit, action or other proceeding in or before any court or tribunal other than the courts of the State of Delaware or the United States District Court for the District of Delaware and covenants that such party shall not seek in any manner to resolve any dispute other than as set forth herein or to challenge or set aside any decision, award or judgment obtained in accordance with the provisions hereof.

(c) Each of the parties hereto hereby expressly waives any and all objections such party may have to venue in any of such courts, including, without limitation, the inconvenience of such forum. In addition, each of the parties hereto hereby consents to the service of process by personal service or any manner in which notices may be delivered hereunder in accordance with Section 19.9 of Operating Agreement and will not object to service of process before any of such courts to the extent so delivered.

18. Severability; Remedies. If any term or provision of this Agreement, or the application thereof to any Person or circumstance, shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or application to other Persons or circumstances, shall not be affected thereby, and each term and provision of this Agreement shall be enforced to the fullest extent permitted by law. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party (or the failure to use any such right or remedy) shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

19. Counterparts; Signatures. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document, and all counterparts shall be construed together and shall constitute one instrument. A facsimile or photocopied signature shall be deemed to be the functional equivalent of an original for all purposes.

20. Assignment; Binding Effect.

(a) The rights and obligations of the parties hereto are not assignable without the consent of all of the parties hereto.

(b) This Agreement shall be binding upon, and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors and assigns.

21. Interpretation; Construction. Each party has agreed to the use of the particular language of the provisions of this Agreement, and any questions of doubtful interpretation shall not be resolved by any rule or interpretation against the draftsman, but rather in accordance with the fair meaning thereof, having due regard to the benefits and rights intended to be conferred upon the parties and the limitations and restrictions upon such rights and benefits intended to be provided. Whenever the context requires, the gender of any word used in this Agreement includes the masculine, feminine or neuter, and the number of any word includes the singular or plural. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The term "or" is used in its inclusive sense ("and/or"). Unless the context otherwise requires, all references to articles, sections and paragraphs refer to articles, sections and paragraphs of this Agreement.

22. No Third-Party Beneficiary. This Agreement is made solely for the benefit of the parties hereto and, except as otherwise provided in Section 11, no other Person shall have any rights, interest, or claims hereunder or otherwise be entitled to any benefits under or on account of this Agreement as a third-party beneficiary or otherwise.

[SIGNATURES CONTAINED ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the parties hereto have executed this Agreement as of the date first written above.

RADIO ONE CABLE HOLDINGS, LLC

By:
Name:
Title:

COMCAST PROGRAMMING VENTURES V, LLC

By:
Name:
Title:

TV ONE, LLC

By:
Name:
Title:

The undersigned, the indirect parent entity of Radio One and the Network, hereby (A) joins this Agreement as a party, and (B) (i) consents to the execution and delivery of this Agreement by Radio One and the Network, (ii) agrees to cause Radio One and the Network to comply with all of the provisions of this Agreement, and(iii) irrevocably and unconditionally guarantees to Comcast and its Affiliates that any and all obligations of Radio One and the Network (including any obligations arising out of a breach of this Agreement) shall be satisfied by the undersigned to the extent not satisfied by Radio One or the Network.

RADIO ONE, INC.

By:
    Name:
    Title:

[Signature Page to Unit Purchase Agreement]

EXHIBIT A[1]

I. Current Ownership of TV One, LLC

	Series A Preferred	**Class B Units**	**Class C Units**	**Class D Units**	**Total Units**	**Current Percentages**
	Series A	Class B	Class C	Class D	Total Shares	Economic Ownership
Radio One	14,800,000		3,391,304		18,191,304	52.1497%
Comcast	3,000,000	13,565,217			16,565,217	47.4881%
Employees				126,343	126,343	0.3622%
Total	17,800,000	13,565,217	3,391,304	126,343	34,882,864	100.0000%

II Assume Valuation for Company at time of purchase of Comcast Units is as follows:

Enterprise Value	$ 550,000,000
Plus Current Assets	$ 70,000,000
Plus Investment Assets	$ 800,000
Minus Total Liabilities	$ (160,000,000)
Closing Date Value	$ 460,800,000

1 NOTE: Information contained in this Exhibit A is for illustrative purposes only and nothing herein shall modify the specific terms of this Agreement or the applicable provisions of the Operating Agreement that are necessary in connection with the calculation of the Purchase Price.

III. Calculation of Purchase Price of Comcast Units

	Radio One	Comcast	Class D Units	Total
Section 9.3(a) to Section 9.3(d)	$125,640,980	$114,410,165		$240,051,145
Section 9.3(e)			$236,893	$236,893
Section 9.3(f)	$114,996,295	$104,716,989	$798,677	$220,511,962
TOTAL	$240,637,275	$219,127,155	$1,035,570	$460,800,000

IV Calculation of Principal Amount of Note

The Cash Portion of the Purchase Price Assumes an Enterprise Value of $525,000,000
and the Principal Amount of the Note is the Excess of the Purchase Price
for the Comcast Units if the Enterprise Value is $550,000,000 less
the Purchase Price for the Comcast Units if the Enterprise Value is $525,000,000

Cash Portion	
Enterprise Value	$ 525,000,000
Plus Current Assets	$ 70,000,000
Plus Investment Assets	$ 800,000
Minus Total Liabilities	$ (160,000,000)
Closing Date Value	$ 435,800,000

	Radio One	Comcast	Class D Units	Total
Section 9.3(a) to Section 9.3(d)	$125,640,980	$114,410,165		$240,051,145
Section 9.3(e)			$236,893	$236,893
Section 9.3(f)	$101,958,874	$92,844,959	$708,129	$195,511,962
TOTAL	$227,599,854	$207,255,124	$945,022	$435,800,000

Cash Payment		$207,255,124	Represents amount payable to Comcast if Enterprise Value were $525 million
Note Amount		$11,872,030	Represents difference between $219,127,155 and $207,255,124

Note - The Note Amount is Equal to Comcast's Percentage Interest in $25,000,000 (the excess of $550,000,000 over $525,000,000) and will not vary because the amount allocated under Section 9.3(f) is substantially in excess of $25,000,000 irrespective of the Enterprise Value so long as there is at least $25,000,000 to be allocated under Section 9.3(f).

EXHIBIT C

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (the "**Agreement**") is dated as of this ____ of_____, 2015 by and between RADIO ONE CABLE HOLDINGS, LLC, a Delaware limited liability company ("Radio One") and COMCAST PROGRAMMING VENTURES V, LLC, a Delaware limited liability company ("Comcast").

WHEREAS, Radio One, Comcast and TV One, LLC, a Delaware limited liability company are parties to that certain Second Amended and Restated Limited Liability Company Operating Agreement of TV One, LLC (as amended, the "**Operating Agreement**") dated December 28, 2004 by and among the parties hereto. Terms used herein with initial capital letters that are defined in the Operating Agreement shall have the meanings set forth therein.

WHEREAS, the parties hereto have entered into a Unit Purchase Agreement dated _____, 2015 (the "**Acquisition Agreement**"), pursuant to which Radio One has agreed to purchase, and Comcast has agreed to sell, the Comcast Units (as defined in the Acquisition Agreement).

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1.   **Assignment.**

        1.1   Pursuant to the terms of the Acquisition Agreement, Comcast hereby grants, transfers, sells, conveys and assigns to Radio One, their successors and assigns, all of Comcast's right, title and interest in all of the Comcast Units and any and all rights associated therewith to Radio One.

        1.2   Comcast agrees to execute and deliver all such further transfers, assignments, conveyances and assurances as may be reasonably requested by Radio One to effect the full assignment and transfer of the Comcast Units to Radio One and to fully vest in Radio One full beneficial and record ownership of all of the Comcast Units.

2.   **Assumption.** Radio One does hereby accept the foregoing assignment and assume the obligations and responsibilities of Comcast under the Operating Agreement with respect to the Comcast Units hereby assigned to it.

3.   **Amendment.** No provision of this Agreement may be waived, changed, altered or amended except in a writing signed by the authorized representative of each party hereto.

4.   **Successors and Assigns.** This Agreement shall be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns.

5.   **Governing Law.** This Agreement shall be construed in accordance with and governed exclusively by the law of the State of Delaware (without giving effect to any conflicts or choice of law provisions that would cause the application of the domestic substantive laws of any other jurisdiction to be applied).

6.   **Counterparts.** This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document, and all counterparts shall be construed together and shall constitute one instrument. A facsimile or photocopied signature shall be deemed to be the functional equivalent of an original for all purposes.

[signature page to follow]

IN WITNESS WHEREOF, each of the parties hereto have executed this Agreement as of the date first written above.

RADIO ONE CABLE HOLDINGS, LLC

By:
Name:
Title:

COMCAST PROGRAMMING VENTURES, V, LLC

By:
Name:
Title:

[Signature Page to Assignment and Assumption Agreement]

CROSS RECEIPT AND ACKNOWLEDGEMENT

[_____], 2015

RADIO ONE CABLE HOLDINGS, LLC

Re: Acknowledgement of Funds

Ladies and Gentleman:

Reference is hereby made to the following agreements:

a)   That certain Unit Purchase Agreement, dated _____ __, 2015 (the "**Acquisition Agreement**") by and among Radio One Cable Holdings, LLC, a Delaware limited liability company ("Radio One"), TV One, LLC, a Delaware limited liability company and (the "**Network**"), and Comcast Programming Ventures V, LLC, a Delaware limited liability company ("Comcast"), pursuant to which Radio One agreed to purchase, and Comcast agreed to sell, all of the Units (the "Comcast Units") owned by Comcast; and

b)   That certain Assignment and Assumption Agreement, dated as of the date hereof (the "**Assignment**"), by and between Radio One and Comcast by which Comcast conveyed all of its rights, title and interests in the Comcast Units to Radio One.

Terms used herein with initial capital letters that are defined in that certain Second Amended and Restated Limited Liability Company Operating Agreement of TV One, LLC (as amended, the "**Operating Agreement**") dated December 28, 2004 by and among the parties hereto shall have the meanings set forth therein.

Pursuant to the terms of the Acquisition Agreement and the Assignment, and upon satisfaction of the conditions set forth therein, Radio One has caused to be delivered to Comcast the following:

1.   From Radio One, $_____, in immediately available funds; and

2.   From Radio One, the Note (as defined in the Acquisition Agreement) in the principal amount of $11,872,030.

Please acknowledge below your receipt of these funds and the Note in accordance with the above-described method of delivery.

Very truly yours,

RADIO ONE CABLE HOLDINGS, LLC

By: _____

Name:

Title:

Receipt of the above-mentioned funds and the Note is hereby acknowledged this ___ day of _____, 2015.

COMCAST PROGRAMMING VENTURES V, LLC

By:
Name:
Title:

NEWS RELEASE

February 12, 2015   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. REPORTS FOURTH QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended December 31, 2014. Net revenue was approximately $109.7 million, a decrease of 1.7% from the same period in 2013. Station operating income[1] was approximately $42.5 million, an increase of 8.6% from the same period in 2013. The Company reported operating income of approximately $19.4 million compared to operating income of approximately $17.4 million for the same period in 2013. Net loss was approximately $13.5 million or $0.28 per share compared to net loss of $16.4 million or $0.35 per share, for the same period in 2013.

Alfred C. Liggins, III, Radio One's CEO and President stated, "Our radio business showed sequential improvement from the third quarter, with revenues -2.8%. During the quarter we changed format from news to classic hip-hop in our Houston market; excluding Houston our radio revenues for the fourth quarter were +1.1%. Adjusting for a timing difference of our Women's Empowerment event in Raleigh, Q1 2015 core radio revenues are currently pacing –1.8%, having weakened throughout January. Our Washington DC cluster continues to underperform the market, and we recently announced a new General Manager of the Washington DC market cluster by expanding the responsibilities of our own Jeff Wilson, Senior Regional Vice President. Excluding our Washington DC cluster, our core radio revenues are currently pacing up about 1% compared to the same time last year. Our cable television business delivered 48.8% adjusted EBITDA[2] growth in the fourth quarter, which helped drive consolidated adjusted EBITDA up by 18.8% for the quarter. TV One revenue and Interactive One direct revenue are both currently pacing up double digits for the first quarter. I am pleased to announce that we have reached an agreement with Comcast Programming Ventures V, LLC to acquire their approximately 47.5% interest in TV One, LLC based on an enterprise value of $550 million. We have until June 30th, 2015 to finance and close on the transaction, after which either party can terminate."

-MORE-

RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended December 31,		Year Ended December 31,	
	2014	2013	2014	2013
	(unaudited)		(unaudited)	
	(in thousands, except share data)			
NET REVENUE	$ 109,730	$ 111,595	$ 441,387	$ 448,700
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	35,977	37,372	141,689	138,021
Selling, general and administrative, excluding stock-based compensation	31,253	35,074	142,317	145,218
Corporate selling, general and administrative, excluding stock-based compensation	12,516	12,445	41,800	39,552
Stock-based compensation	1,423	46	1,594	191
Depreciation and amortization	9,137	9,270	36,822	37,870
Impairment of long-lived assets	-	-	-	14,880
Total operating expenses	90,306	94,207	364,222	375,732
Operating income	19,424	17,388	77,165	72,968
INTEREST INCOME	192	80	366	245
INTEREST EXPENSE	19,342	22,386	79,810	89,196
LOSS ON RETIREMENT OF DEBT	-	-	5,679	-
OTHER INCOME, net	(48)	(208)	(32)	(307)
Income (loss) before provision for income taxes, noncontrolling interest in income of subsidiaries and (loss) income from discontinued operations	322	(4,710)	(7,926)	(15,676)
PROVISION FOR INCOME TAXES	8,594	8,921	34,814	28,719
Net loss from continuing operations	(8,272)	(13,631)	(42,740)	(44,395)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, net of tax	-	(8)	-	885
CONSOLIDATED NET LOSS	(8,272)	(13,639)	(42,740)	(43,510)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,179	2,801	19,930	18,471
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (13,451)	$ (16,440)	$ (62,670)	$ (61,981)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
NET LOSS FROM CONTINUING OPERATIONS	$ (13,451)	$ (16,432)	$ (62,670)	$ (62,866)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, net of tax	-	(8)	-	885
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (13,451)	$ (16,440)	$ (62,670)	$ (61,981)
Weighted average shares outstanding - basic[3]	47,608,038	47,441,175	47,525,726	48,370,195
Weighted average shares outstanding - diluted[4]	47,608,038	47,441,175	47,525,726	48,370,195

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	Three Months Ended December 31,		Year Ended December 31,	
	2014	2013	2014	2013
PER SHARE DATA - basic and diluted:	(unaudited)		(unaudited)	
	(in thousands, except per share data)			
Net loss from continuing operations (basic)	$ (0.28)	$ (0.35)	$ (1.32)	$ (1.30)
Income from discontinued operations, net of tax (basic)	0.00	(0.00)	0.00	0.02
Consolidated net loss attributable to common stockholders (basic)	$ (0.28)	$ (0.35)	$ (1.32)	$ (1.28)
Net loss from continuing operations (diluted)	$ (0.28)	$ (0.35)	$ (1.32)	$ (1.30)
Income from discontinued operations, net of tax (diluted)	0.00	(0.00)	0.00	0.02
Consolidated net loss attributable to common stockholders (diluted)	$ (0.28)	$ (0.35)	$ (1.32)	$ (1.28)
SELECTED OTHER DATA				
Station operating income [1]	$ 42,500	$ 39,149	$ 157,381	$ 165,461
Station operating income margin (% of net revenue)	38.7%	35.1%	35.7%	36.9%
Station operating income reconciliation:				
Consolidated net loss attributable to common stockholders	$ (13,451)	$ (16,440)	$ (62,670)	$ (61,981)
Add back non-station operating income items included in consolidated net loss:				
Interest income	(192)	(80)	(366)	(245)
Interest expense	19,342	22,386	79,810	89,196
Provision for income taxes	8,594	8,921	34,814	28,719
Corporate selling, general and administrative expenses	12,516	12,445	41,800	39,552
Stock-based compensation	1,423	46	1,594	191
Loss on retirement of debt	-	-	5,679	-
Other income, net	(48)	(208)	(32)	(307)
Depreciation and amortization	9,137	9,270	36,822	37,870
Noncontrolling interest in income of subsidiaries	5,179	2,801	19,930	18,471
Impairment of long-lived assets	-	-	-	14,880
Loss (income) from discontinued operations, net of tax	-	8	-	(885)
Station operating income	$ 42,500	$ 39,149	$ 157,381	$ 165,461
Adjusted EBITDA[2]	$ 32,352	$ 27,229	$ 120,187	$ 128,210
Adjusted EBITDA reconciliation:				
Consolidated net loss attributable to common stockholders	$ (13,451)	$ (16,440)	$ (62,670)	$ (61,981)
Interest income	(192)	(80)	(366)	(245)
Interest expense	19,342	22,386	79,810	89,196
Provision for income taxes	8,594	8,921	34,814	28,719
Depreciation and amortization	9,137	9,270	36,822	37,870
EBITDA	$ 23,430	$ 24,057	$ 88,410	$ 93,559
Stock-based compensation	1,423	46	1,594	191
Loss on retirement of debt	-	-	5,679	-
Other income, net	(48)	(208)	(32)	(307)
Noncontrolling interest in income of subsidiaries	5,179	2,801	19,930	18,471
Impairment of long-lived assets	-	-	-	14,880
Employment agreement and incentive plan award expenses*	2,368	525	4,606	2,301
Loss (income) from discontinued operations, net of tax	-	8	-	(885)
Adjusted EBITDA	$ 32,352	$ 27,229	$ 120,187	$ 128,210

*The Company has modified the definition of Adjusted EBITDA during 2014 for the inclusion of Employment Agreement and incentive plan award expenses.
All prior periods have been reclassified to conform to current period presentation.

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	December 31, 2014	December 31, 2013
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents	$ 67,781	$ 56,676
Intangible assets, net	1,119,304	1,147,017
Total assets	1,398,555	1,414,355
Total debt (including current portion)	820,305	815,635
Total liabilities	1,167,147	1,117,381
Total equity	220,572	284,975
Redeemable noncontrolling interest	10,836	11,999
Noncontrolling interest	201,674	207,026

	Current Amount Outstanding	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
Senior bank term debt, net of original issue discount of approximately $2.2 million (subject to variable rates) *(a)*	$ 366,305	7.50%
9.25% senior subordinated notes due February 2020 (fixed rate)	335,000	9.25%
10% Senior Secured TV One Notes due March 2016 (fixed rate)	119,000	10.00%

(a) Subject to variable Libor plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Radio One does not undertake any duty to update any forward-looking statements.

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Net revenue decreased to approximately $109.7 million for the quarter ended December 31, 2014, from approximately $111.6 million for the quarter ended December 31, 2013, a decrease of 1.7%, resulting primarily from declines in our four largest radio markets. Net revenues from our radio broadcasting segment decreased 2.8% for the quarter ended December 31, 2014, versus the same period in 2013. We experienced net revenue growth most significantly in our Charlotte, Cincinnati, Detroit, Indianapolis and St. Louis markets. However, this growth was countered by declines in other markets, with our Atlanta, Baltimore, Houston, Richmond and Washington DC markets experiencing the most significant declines. Reach Media's net revenues decreased 1.7% for the quarter ended December 31, 2014, compared to the same period in 2013 due to a mix of customer turnover and lower rates. We recognized approximately $39.9 million of revenue from our cable television segment during the three months ended December 31, 2014, compared to approximately $38.0 million for the same period in 2013, the increase of approximately $1.9 million due primarily from an increase in affiliate fees and advertising sales. Finally, net revenues for our internet business decreased 23.2% for the three months ended December 31, 2014, compared to the same period in 2013 due to a decrease in direct revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, decreased to approximately $79.7 million for the quarter ended December 31, 2014, down 6.1% from the approximately $84.9 million incurred for the comparable quarter in 2013. TV One incurred lower selling, general and administrative expenses related to marketing and promotional expenses to advertise and promote various TV One shows in addition to lower professional fees. Our internet business also incurred lower selling, general and administrative expenses related to lower compensation costs and bonuses for the quarter ended December 31, 2014. Finally, our radio broadcasting segment incurred lower compensation costs, lower professional fees and lower bad debt expenses for the quarter ended December 31, 2014 compared to the same period in 2013.

Depreciation and amortization expense decreased to approximately $9.1 million compared to approximately $9.3 million for the quarters ended December 31, 2014 and 2013, respectively, a decrease of 1.4%. The decrease was due to the completion of amortization for certain intangible assets and the completion of useful lives for certain assets.

Interest expense decreased to approximately $19.3 million for the quarter ended December 31, 2014, compared to approximately $22.4 million for the same period in 2013. The primary driver of the decrease in interest expense is the lower interest rate associated with the Company's new 2020 Notes, compared to the 2016 Notes which were settled during the first quarter of 2014. The Company made cash interest payments of approximately $10.4 million on all outstanding instruments for the quarter ended December 31, 2014, compared to cash interest payments of approximately $21.0 million for the quarter ended December 31, 2013. Cash interest payments associated with the 2020 Notes began August 15, 2014.

The provision for income taxes for the quarter ended December 31, 2014, was approximately $8.6 million compared to approximately $8.9 million for the comparable period in 2013, primarily attributable to the deferred tax liability for indefinite-lived intangible assets. The Company paid $15,000 and $53,000 for income taxes for the quarters ended December 31, 2014 and 2013, respectively.

The increase in noncontrolling interests in income of subsidiaries is due primarily to greater net income generated by TV One and Reach Media during the three months ended December 31, 2014, compared to the 2013 period.

Other pertinent financial information includes capital expenditures of approximately $1.3 million and $2.0 million for the quarters ended December 31, 2014 and 2013, respectively. The Company received dividends from TV One in the amount of approximately $7.8 million for the quarter ended December 31, 2014, and approximately $26.6 million for the year ended December 31, 2014. The Company received dividends from TV One in the amount of approximately $4.1 million for the quarter ended December 31, 2013, and approximately $22.6 million for the year ended December 31, 2013. As of December 31, 2014, the Company had total debt (net of cash balances) of approximately $752.5 million. The Company's cash and cash equivalents by segment are as follows: Radio and Internet, approximately $45.0 million; Reach Media, approximately $4.1 million; and Cable Television, approximately $18.7 million. In addition to cash and cash equivalents, the cable television segment also has short-term investments of approximately $2.1 million and long-term investments of $817,000. There were no stock repurchases made during the quarter or year ended December 31, 2014. In addition, there were no stock repurchases made during the quarter ended December 31, 2013. During the year ended December 31, 2013, the Company repurchased 2,630,574 shares of Class D common stock in the amount of approximately $5.4 million and 32,669 shares of Class A common stock in the amount of $71,000.

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Other Matters

As previously announced, the Company entered into a second amendment to the 2011 Credit Agreement (the "Second Amendment"), dated as of January 21, 2015, with its lenders. The provisions of the 2011 Credit Agreement relating to the call premium were revised by the Second Amendment to extend the call protection from April 1, 2015 until maturity. The Second Amendment provides a call premium of 101.5% if the 2011 Credit Agreement is refinanced with proceeds from a notes offering and 100.5% if the 2011 Credit Agreement is refinanced with proceeds from any other repayment, including proceeds from a new term loan. The call premium is payable at the earlier of any refinancing or final maturity.

The Second Amendment also excludes any "going concern" or qualified audit opinion solely as a result of the upcoming revolver or term loan maturities from the Event of Default provisions of the 2011 Credit Agreement. Next, the Second Amendment provides for the ability to "amend and extend" both the term loan and the revolving credit facility provided for by the 2011 Credit Agreement and adds a $2 million lien basket for letters of credit not issued under the 2011 Credit Agreement.

Finally, beginning with the quarter ending March 31, 2015, the Second Amendment implements certain changes to the financial covenants the Company must comply with in order to remain in compliance with the terms of the 2011 Credit Agreement. The Interest Coverage Ratio set forth in the 2011 Credit Agreement is revised to provide that the Borrower will not permit the Interest Expense Coverage Ratio for any Test Period ending on the last day of any Fiscal Quarter of the Borrower to be less than 1.25:1. The Total Leverage Ratio has been revised to provide that the Borrower will not permit the Total Leverage Ratio to be greater than 8:1 on the last day of any Fiscal Quarter of the Borrower. Lastly, the Senior Secured Leverage Ratio has been revised to provide that the Borrower will not permit the Senior Secured Leverage Ratio to be greater than 4.25:1 through the quarter ending June 30, 2015 and 4.0:1 for the quarter ending September 30, 2015 and the last day of each Fiscal Quarter of the Borrower thereafter.

On February 11, 2015, the Company, by and through its wholly owned subsidiary, Radio One Cable Holdings, Inc. ("ROCH" and, together with the Company, "Radio One") entered into a Unit Purchase Agreement (the "Purchase Agreement") with TV One, LLC ("TV One") and Comcast Programming Ventures V, LLC ("Comcast") providing for ROCH's acquisition of all of Comcast's membership interest in TV One (the "Comcast Buyout"). Upon completion of the Comcast Buyout, Radio One will own approximately 99.6% percent of the membership interests of TV One after giving effect to certain membership interests held by employees. The purchase price for the Comcast interest will be based upon a Five Hundred and Fifty Million Dollars ($550,000,000) enterprise valuation, subject to adjustment as provided in the agreement. As Comcast's interest in TV One is approximately 47.5%, the effective purchase price will be approximately Two Hundred and Twenty Million Dollars ($220,000,000). Completion of the Comcast Buyout is subject to customary closing conditions as well as Radio One having received debt, equity and/or other financing sufficient to consummate the transaction on terms and conditions acceptable to Radio One (the "Required Financing"). The Agreement may be terminated, (i) at any time, by mutual written agreement of Radio One and Comcast; (ii) by Radio One, if its Board of Directors in the exercise of its fiduciary duties concludes that the Required Financing is not available on commercially reasonable terms and conditions; or (iii) by written notice by either Radio One or Comcast to the other parties, at any time after June 30, 2015, if the closing shall not have occurred on or prior to such date.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is being filed as Exhibit 2.1 to our Current Report on Form 8-K to be filed in connection with this earnings release.

Simultaneously upon execution of the Purchase Agreement, Comcast Cable Communication, LLC (an affiliate of Comcast) and TV One also entered into a multi-year extension of their previous affiliation agreement ("Affiliation Agreement Amendment") regarding the distribution of the television programming service of TV One.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three months and year ended December 31, 2014 and 2013 are included.

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| | Three Months Ended December 31, 2014 | | | | | |
| | (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 109,730	$ 53,131	$ 12,109	$ 6,162	$ 39,920	$ (1,592)
OPERATING EXPENSES:						
Programming and technical	35,977	10,299	7,681	1,653	17,971	(1,627)
Selling, general and administrative	31,253	19,248	1,679	3,907	7,047	(628)
Corporate selling, general and administrative	12,516	-	1,261	-	2,298	8,957
Stock-based compensation	1,423	102	-	20	-	1,301
Depreciation and amortization	9,137	1,207	285	591	6,518	536
Total operating expenses	90,306	30,856	10,906	6,171	33,834	8,539
Operating income (loss)	19,424	22,275	1,203	(9)	6,086	(10,131)
INTEREST INCOME	192	-	-	-	35	157
INTEREST EXPENSE	19,342	255	-	-	3,039	16,048
OTHER INCOME, net	(48)	(19)	-	-	-	(29)
Income (loss) before provision for (benefit from) income taxes, noncontrolling interest in income of subsidiaries and income from discontinued operations	322	22,039	1,203	(9)	3,082	(25,993)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	8,594	10,728	(2,134)	-	-	-
Net (loss) income from continuing operations	(8,272)	11,311	3,337	(9)	3,082	(25,993)
INCOME FROM DISCONTINUED OPERATIONS, net of tax	-	-	-	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(8,272)	11,311	3,337	(9)	3,082	(25,993)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,179	-	-	-	-	5,179
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (13,451)	$ 11,311	$ 3,337	$ (9)	$ 3,082	$ (31,172)
Adjusted EBITDA[2]	$ 32,352	$ 23,584	$ 1,488	$ 602	$ 12,716	$ (6,038)

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| | | Three Months Ended December 31, 2013 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 111,595	$ 54,646	$ 12,313	$ 8,027	$ 37,966	$ (1,357)
OPERATING EXPENSES:						
Programming and technical	37,372	10,698	8,212	2,058	18,091	(1,687)
Selling, general and administrative	35,074	20,633	1,468	5,673	8,841	(1,541)
Corporate selling, general and administrative	12,445	-	1,006	-	2,485	8,954
Stock-based compensation	46	5	-	-	-	41
Depreciation and amortization	9,270	1,350	292	588	6,552	488
Impairment of long-lived assets	-	-	-	-	-	-
Total operating expenses	94,207	32,686	10,978	8,319	35,969	6,255
Operating income (loss)	17,388	21,960	1,335	(292)	1,997	(7,612)
INTEREST INCOME	80	-	-	-	34	46
INTEREST EXPENSE	22,386	356	-	-	3,039	18,991
OTHER INCOME, net	(208)	(18)	-	-	-	(190)
(Loss) income before provision for income taxes, noncontrolling interest in income of subsidiaries and (loss) income from discontinued operations	(4,710)	21,622	1,335	(292)	(1,008)	(26,367)
PROVISION FOR INCOME TAXES	8,921	8,502	419	-	-	-
Net (loss) income from continuing operations	(13,631)	13,120	916	(292)	(1,008)	(26,367)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, net of tax	(8)	14	-	(22)	-	-
CONSOLIDATED NET (LOSS) INCOME	(13,639)	13,134	916	(314)	(1,008)	(26,367)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,801	-	-	-	-	2,801
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (16,440)	$ 13,134	$ 916	$ (314)	$ (1,008)	$ (29,168)
Adjusted EBITDA[2]	$ 27,229	$ 23,315	$ 1,627	$ 296	$ 8,549	$ (6,558)

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| | | Year Ended December 31, 2014 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 441,387	$ 213,037	$ 52,543	$ 24,337	$ 157,086	$ (5,616)
OPERATING EXPENSES:						
Programming and technical	141,689	43,057	31,581	8,602	64,282	(5,833)
Selling, general and administrative	142,317	83,667	14,441	14,376	32,098	(2,265)
Corporate selling, general and administrative	41,800	-	4,827	-	7,830	29,143
Stock-based compensation	1,594	118	-	20	-	1,456
Depreciation and amortization	36,822	5,039	1,146	2,422	26,115	2,100
Total operating expenses	364,222	131,881	51,995	25,420	130,325	24,601
Operating income (loss)	77,165	81,156	548	(1,083)	26,761	(30,217)
INTEREST INCOME	366	-	-	-	75	291
INTEREST EXPENSE	79,810	1,115	-	-	12,156	66,539
LOSS ON RETIREMENT OF DEBT	5,679	-	-	-	-	5,679
OTHER (INCOME) EXPENSE, net	(32)	(20)	-	1	96	(109)
(Loss) income before provision for (benefit from) income taxes, noncontrolling interest in income of subsidiaries and income from discontinued operations	(7,926)	80,061	548	(1,084)	14,584	(102,035)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	34,814	36,903	(2,089)	-	-	-
Net (loss) income from continuing operations	(42,740)	43,158	2,637	(1,084)	14,584	(102,035)
INCOME FROM DISCONTINUED OPERATIONS, net of tax	-	-	-	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(42,740)	43,158	2,637	(1,084)	14,584	(102,035)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	19,930	-	-	-	-	19,930
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (62,670)	$ 43,158	$ 2,637	$ (1,084)	$ 14,584	$ (121,965)
Adjusted EBITDA2	$ 120,187	$ 86,313	$ 1,694	$ 1,359	$ 53,176	$ (22,355)

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| | | Year Ended December 31, 2013 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 448,700	$ 222,544	$ 56,741	$ 25,639	$ 149,472	$ (5,696)
OPERATING EXPENSES:						
Programming and technical	138,021	43,388	31,215	8,201	60,965	(5,748)
Selling, general and administrative	145,218	84,570	15,230	17,118	30,768	(2,468)
Corporate selling, general and administrative	39,552	-	4,388	-	8,384	26,780
Stock-based compensation	191	43	-	-	-	148
Depreciation and amortization	37,870	6,071	1,242	2,490	26,324	1,743
Impairment of long-lived assets	14,880	14,880	-	-	-	-
Total operating expenses	375,732	148,952	52,075	27,809	126,441	20,455
Operating income (loss)	72,968	73,592	4,666	(2,170)	23,031	(26,151)
INTEREST INCOME	245	-	-	-	79	166
INTEREST EXPENSE	89,196	1,244	-	-	12,156	75,796
OTHER INCOME, net	(307)	(29)	-	-	-	(278)
(Loss) income before provision for income taxes, noncontrolling interest in income of subsidiaries and income (loss) from discontinued operations	(15,676)	72,377	4,666	(2,170)	10,954	(101,503)
PROVISION FOR INCOME TAXES	28,719	26,800	1,919	-	-	-
Net (loss) income from continuing operations	(44,395)	45,577	2,747	(2,170)	10,954	(101,503)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, net of tax	885	907	-	(22)	-	-
CONSOLIDATED NET (LOSS) INCOME	(43,510)	46,484	2,747	(2,192)	10,954	(101,503)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	18,471	-	-	-	-	18,471
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (61,981)	$ 46,484	$ 2,747	$ (2,192)	$ 10,954	$ (119,974)
Adjusted EBITDA[2]	$ 128,210	$ 94,586	$ 5,908	$ 320	$ 49,343	$ (21,947)

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Radio One, Inc. will hold a conference call to discuss its results for fourth quarter of 2014, as well as full year 2014. The conference call is scheduled for Thursday, February 12, 2015 at 10:00 a.m. EST. To participate on this call, U.S. callers may dial toll-free 1-800-230-1059; international callers may dial direct (+1) 612-234-9959.

A replay of the conference call will be available from 12:00 p.m. EST February 12, 2015 until 11:59 p.m. EST February 14, 2015. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 350295. Access to live audio and a replay of the conference call will also be available on Radio One's corporate website at www.radio-one.com. The replay will be made available on the website for seven days after the call.

Radio One, Inc. (radio-one.com), together with its subsidiaries, is a diversified media company that primarily targets African-American and urban consumers. It is one of the nation's largest radio broadcasting companies, currently owning and/or operating 54 stations in 16 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including the *Tom Joyner Morning Show*, the *Russ Parr Morning Show*, the *Yolanda Adams Morning Show*, the *Rickey Smiley Morning Show*, Bishop T.D. Jakes' *Empowering Moments*, and the *Reverend Al Sharpton Show*.

Beyond its core radio broadcasting franchise, Radio One owns **Interactive One** (interactiveone.com), the fastest growing and definitive digital resource for Black and Latin Americans, reaching millions each month through social content, news, information, and entertainment. Interactive One operates a number of branded sites including News One (news), The Urban Daily (men), Hello Beautiful (women), Global Grind (Millennials) and social networking websites such as BlackPlanet and MiGente. The Company also owns a controlling interest in **TV One, LLC** (tvone.tv), a cable/satellite network programming serving more than 57 million households, offering a broad range of real-life and entertainment-focused original programming, classic series, movies and music designed to entertain, inform and inspire a diverse audience of adult Black viewers. Additionally, **One Solution** combines the dynamics of the Radio One's holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.

Notes:

1   "Station operating income" consists of net loss before depreciation and amortization, corporate expenses, stock-based compensation, equity in income of affiliated company, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, (income) loss from discontinued operations, net of tax, interest income and gain on purchase of affiliated company. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless station operating income is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of station operating income may not be comparable to similarly titled measures of other companies as our definition includes the results of all four segments (Radio Broadcasting, Reach Media, Internet and Cable Television). Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to station operating income has been provided in this release.

2   "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, loss on retirement of debt, Employment Agreement and incentive plan award expenses, loss from discontinued operations, net of tax, less (2) equity in income of affiliated company, other income, interest income, gain on retirement of debt and gain on purchase of affiliated company. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, as well as our equity in (income) loss of our affiliated company, gain on retirements of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies as our definition includes the results of all four segments (Radio Broadcasting, Reach Media, Internet and Cable Television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3   For the three months ended December 31, 2014 and 2013, Radio One had 47,608,038 and 47,441,175 shares of common stock outstanding on a weighted average basis (basic), respectively. For the year ended December 31, 2014 and 2013, Radio One had 47,525,726 and 48,370,195 shares of common stock outstanding on a weighted average basis (basic), respectively.

4   For the three months ended December 31, 2014 and 2013, Radio One had 47,608,038 and 47,441,175 shares of common stock outstanding on a weighted average basis (fully diluted), for outstanding stock options, respectively. For the year ended December 31, 2014 and 2013, Radio One had 47,525,726 and 48,370,195 shares of common stock outstanding on a weighted average basis (fully diluted), for outstanding stock options, respectively.